Exhibit 99.1

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

For
The Annual Meeting of Shareholders
To be Held on Thursday, June 14, 2012 at 2:00 p.m. (Toronto Time)

SPROTT RESOURCE LENDING CORP.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2

NOTICE OF MEETING

TO: The Shareholders of Sprott Resource Lending Corp.

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of the holders of the common shares ("Common Shares") in the capital of Sprott Resource Lending Corp. (the "Company") will be held at the offices of Stikeman Elliot LLP, 5300 Commerce Court West, 199 Bay Street, 53rd Floor, Toronto, Ontario, M5L 1B9 on Thursday, June 14, 2012, at 2:00 p.m. (Toronto time), for the following purposes:

1.	To receive the consolidated financial statements together with the auditors' report thereon for the Company's financial year ended December 31, 2011;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year; and

4.	To transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The accompanying management proxy circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice of the Meeting is a form of proxy and a supplemental mailing return card.

Only holders of Common Shares of record at the close of business on Thursday, May 10, 2012 will be entitled to receive notice of, to attend, and to vote at, the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice of the Meeting.

DATED as of the 14th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Peter Grosskopf"

President, Chief Executive Officer and Director

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the appropriate documents in accordance with the instructions provided to you by your broker or by such other intermediary. Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting.

SPROTT RESOURCE LENDING CORP.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2

MANAGEMENT PROXY CIRCULAR

(As at May 14, 2012, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this management proxy circular.

"Average Annual Net Asset Value" has the meaning given thereto in the Partnership Agreement.

"Board" means the board of directors of the Company.

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario.

"CBCA" means the Canada Business Corporations Act, as amended from time to time.

"Circular" means, collectively, the Notice of Meeting and this management proxy circular, sent to Shareholders in connection with the Meeting.

"Common Share" means a common share in the capital of the Company.

"Company" means Sprott Resource Lending Corp., a corporation continued under the CBCA.

"Management Services Agreement" means the agreement between SLCLP and the Company dated September 7, 2010, as more particularly described under the heading "Management Contracts".

"Meeting" means the annual meeting of Shareholders to be held on Thursday, June 14, 2012, and any adjournment(s) or postponement(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular and sent to Shareholders in connection with the Meeting.

"Partners" means the Company and 7603908 Canada Inc., a wholly owned subsidiary of the Company, as ordinary partners and SLCLP as managing partner, of the Partnership.

"Partnership" means Sprott Resource Lending Partnership, a partnership existing under the laws of Ontario.

"Partnership Agreement" means the agreement among the Partners dated September 7, 2010, as more particularly described under the heading "Management Contracts".

"Shareholder" means a holder of Common Shares.

"SLCLP" means Sprott Lending Consulting LP, a limited partnership existing under the laws of Ontario.

"Stock Option Plan" means the Company's stock option plan.

"TSX" means the Toronto Stock Exchange.

GENERAL PROXY INFORMATION

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting to be held on Thursday, June 14, 2012 and at any adjournment(s) or postponement(s) thereof. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The costs of the solicitation will be borne by the Company.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed on the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that person in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or their duly appointed proxyholders will be permitted to vote at the Meeting. Common Shares represented by properly executed and delivered proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the named individuals will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivered by facsimile at 1-866-249-7775, in each case not later than 2:00 p.m. (Toronto time) on Tuesday, June 12, 2012, or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays and holidays, before such adjourned or postponed meeting.

Non-Registered Holders

Only persons whose names appeared on the register of the Company at the close of business on Thursday, May 10, 2012 as the holders of Common Shares, or their duly appointed proxyholders, will be permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered in the name of either: (i) an intermediary (an "Intermediary") that a Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs), tax free savings accounts (TFSAs) and similar plans); or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Common Shares through a broker, you are likely to be a Non-Registered Shareholder.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders. In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company has distributed copies of meeting materials including the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to Intermediaries for distribution to Non-Registered Shareholders. The Company will reimburse brokers and other Intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators ("CSA").

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Common Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing procedures and provide their own return instructions. Generally, Non-Registered Shareholders will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), and which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, such form of proxy is not required to be signed by the Non-Registered Shareholder when submitting it. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a ''proxy authorization form'') which the Intermediary must follow. The majority of intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Investor Communications ("Broadridge"). Broadridge typically prepares a machine-readable Request for Voting Instructions ("VIF"), mails these VIFs to Non-Registered Shareholders, and asks Non-Registered Shareholders to return the VIFs (or otherwise communicate their voting instructions) to Broadridge, usually by way of mail, the internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting by proxies for which Broadridge has solicited voting instructions. A Non-Registered Shareholder who receives a VIF from Broadridge cannot use that form to vote Common Shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contract that Intermediary for assistance.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or by means of the appointment of another person), the Non-Registered Shareholder should insert the Non-Registered Shareholder's name (or that of the appointee) in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its designated service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

NI 54-101 also permits the Company to forward the Meeting Materials directly to "non-objecting beneficial owners", or "NOBOs". As a result, NOBOs can expect to receive a scannable voting instruction form from Computershare. The voting instruction form is to be completed and returned to Computershare in the envelope provided or by facsimile as provided above. In addition, Computershare provides both telephone voting and internet voting as described on the voting instruction form, including complete instructions. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the applicable voting instruction forms received by Computershare.

Revocability of Proxies

A proxy may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company being Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario, M5J 2J2 (or to Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1), at any time up to and including 5:00 p.m. on the last Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or by delivering it to the chairman of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will be treated as having revoked any valid proxy previously delivered by you. If you attend the Meeting in person you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by law.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed below and herein, to the knowledge of the Company, no director or executive officer, since the commencement of the Company's last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at May 10, 2012, the record date (the "Record Date") for the Meeting, 153,830,546 Common Shares were issued and outstanding. Holders of record of Common Shares at the close of business on May 10, 2012 are entitled to receive notice of, to attend, and to vote at the Meeting. The holders of Common Shares are entitled to one vote for each Common Share so held.

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, the following persons beneficially own, control or direct, directly or indirectly, securities carrying 10% or more of the voting rights attached to all Common Shares:

Name	Number of Common Shares(1)	Percentage of Outstanding
		Common Shares

Sprott Inc. (“SII”)(2)	28,174,229	18.3%

Dundee Corporation	15,483,334	10.1%
(1)	Indicates the number of common shares owned by each person as disclosed in publicly available sources or as otherwise disclosed to the Company by the holder.
(2)

Includes Common Shares beneficially owned, directed, managed for third parties or controlled by directors and officers of SII and its affiliates, which include Sprott Asset Management LP, Global Resource Investments Ltd. and Terra Resource Investment Management, Inc.

QUORUM

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding Common Shares, is present at the opening of the Meeting.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.	Election of Directors

Directors are elected at each annual meeting of Shareholders and hold office until the next annual meeting or until their successors are otherwise elected or appointed.

The Company does not have an Executive Committee of the Board. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Credit Committee. Members of these committees are named below.

The Board has fixed the number of directors to be elected at the Meeting at eight (8). With the exception of Paul Dimitriadis, each nominee for election as a director is currently a director of the Company. Mr. Atkinson has decided not to stand for re-election at the Meeting. The term of office of each director currently in office will expire at the close of the Meeting and all directors elected at the Meeting will hold office until the next annual meeting of Shareholders or until their successors are elected or appointed.

Pursuant to the Management Services Agreement, SLCLP is entitled to nominate two directors for election to the Board at each meeting of Shareholders during the term of the Management Services Agreement. SLCLP has nominated Mr. Peter Grosskopf (Chief Executive Officer of SII) and Mr. Paul Dimitriadis (Chief Operating Officer of Sprott Resource Corp. and Chief Operating Officer and a director of Sprott Consulting GP Inc.) for election to serve as directors of the Company. If elected at the meeting, Mr. Dimitriadis will replace Mr. Embry on the Board as Mr. Embry has not been nominated by SLCLP for re-election.

Mr. Dimitriadis is Chief Operating Officer for Sprott Resource Corp. (TSX: SRC) (an investment company) and Sprott Consulting GP Inc. (a wholly owned subsidiary of SII (TSX: SII) engaged in management services consulting through its partner Sprott Consulting LP). Mr. Dimitriadis is also a director of Sprott Consulting GP Inc. Mr. Dimitriadis has been with the Sprott group of companies since 2007. Through Sprott Consulting and Sprott Resource Corp., Mr. Dimitriadis evaluates and structures transactions, coordinates and conducts due diligence and is involved in the oversight of managed companies. Since 2008, Mr. Dimitriadis has served on the board of directors of two of Sprott Resource Corp.’s subsidiaries, Stonegate Agricom Ltd. (TSX: ST) (a phosphate mining company), and Waseca Energy Inc. (a private oil and gas company). Prior to joining the Sprott group of companies, Mr. Dimitriadis practiced law at Blake, Cassels & Graydon LLP (a law firm). Mr. Dimitriadis holds a Bachelor of Laws degree from the University of British Columbia and a Bachelor of Arts degree from Concordia University and is a member of the Law Society of Upper Canada.

The Board has adopted a policy stipulating that if the votes in favour of the election of any director nominee (each a "Nominee") at a Shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his resignation promptly after the Meeting for the Corporate Governance Committee’s consideration. The Corporate Governance Committee will make a recommendation to the Board after reviewing this matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Corporate Governance Committee or Board deliberations on the resignation offer. This policy does not apply in circumstances involving contested elections.

The following table sets forth certain information with respect to all persons proposed to be nominated by management of the Company for election as directors. Management of the Company does not contemplate that any of the Nominees will be unable to serve as directors, but if that should occur for any reason at or prior to the Meeting or should any of the Nominees withdraw their candidacy at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another Nominee in their discretion.

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
W. David Black(1)(2) British Columbia, Canada	Lead Director	Retired since January 2004; Partner of DuMoulin Black LLP, a law firm, from 1968 to 2003.	Since 1984	100,416 Common Shares directly 250,000 Common Shares under option
A. Murray Sinclair British Columbia, Canada	Chairman and Director
Chairman of the Company from 2009 to present and Resource Lending Advisor of the Company from September 2010 to present; previously Co-Chairman (from 2008 to 2009) and Managing Director (from 2003 to 2007) of the Company.
			Since 2003	7,002,430 Common Shares directly 2,000,000 Common Shares indirectly 2,000,000 Common Shares under option
Peter Grosskopf Ontario, Canada	President, Chief Executive Officer and Director
President, Chief Executive Officer and Director of the Company, from September 2010 to present; President and Chief Executive Officer of SII, an asset management company, from September 2010 to present; President of Cormark Securities Inc., a brokerage firm, from 2004 to 2010.
			Since 2010	2,000,000 Common Shares directly
Brian E. Bayley(3) British Columbia, Canada	Director
Resource Lending Advisor of the Company, from September 2010 to present; President, Ionic Management Corp. (a management services company), from December 1996 to present; previously President and Chief Executive Officer (from May 2009 to September 2010), Co-Chairman (from January 2008 to May 2009), President (from June 2003 to January, 2008) and Chief Executive Officer (from June2003 to March 2008) of the Company.
			Since 2003	3,050,219 Common Shares directly 2,000,000 Common Shares under option
Paul Dimitriadis Ontario, Canada	Proposed
Chief Operating Officer of Sprott Consulting GP Inc. from November 2010 to present; Chief Operating Officer of Sprott Resource Corp. from June 2008 to present; legal counsel of Sprott Consulting LP from September 2007 to June 2008; associate at Blake, Cassels & Graydon LLP, a law firm, from September 2002 to September 2007.
			N/A	31,250 Common Shares directly
W. Murray John (3) Ontario, Canada	Director
President & Chief Executive Officer, Dundee Resources Limited, an entity that undertakes the resource investments of Dundee Corporation, from September 2004 to present and Vice President and Portfolio Manager with Ned Goodman Investment Counsel, from November 2009 to present.
			Since 2010	100,000 Common Shares directly 150,000 Common Shares under option

Name and Jurisdiction of Residence	Positions Held with the Company	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Dale C. Peniuk(1)(3) British Columbia, Canada	Director	Chartered Accountant and corporate director; Assurance Partner of KPMG LLP, an accounting firm, from 1996 to 2006.	Since 2007	20,000 Common Shares directly 350,000 Common Shares under option
Stewart J.L. Robertson(1)(4) British Columbia, Canada	Director
President of the Crerar Group of Companies, a group of private companies primarily involved in the acquisition and development of commercial real estate in Canada and the United States, from 1993 to present.
			Since 2009	100,000 Common Shares indirectly 250,000 Common Shares under option

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Credit Committee.
(4)	Member of the Compensation Committee.
(5)

The number of Common Shares beneficially owned, directly or indirectly, controlled or directed, is based solely upon information furnished to the Company by the individual directors or Nominee as at the date of this Circular.

As at the date of this Circular, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 15,593,015 Common Shares, representing approximately 10.1% of the issued and outstanding Common Shares.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next following annual meeting of Shareholders or until their successors are otherwise elected or appointed.

Except as disclosed below, to the knowledge of the Company, no proposed director:

a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Etrion Corp. (formerly PetroFalcon Corporation)

Brian E. Bayley was a director of PetroFalcon Corporation ("PetroFalcon") from November 2001 to June 2008. A. Murray Sinclair was a director of PetroFalcon from February 2, 2000 to June 4, 2003 and the President and CEO thereof from July 2, 2002 until June 4, 2003. On February 27, 2002, the British Columbia Securities Commission ("BCSC") issued an order regarding a private placement of PetroFalcon shares to Quest Ventures Ltd., a private company of which Mr. Bayley and Mr. Sinclair were directors. The BCSC considered it to be in the public interest to remove the availability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon until a shareholders meeting of PetroFalcon was held. In addition, the BCSC removed the availability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and the BCSC reinstated the availability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation ("Esperanza") since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of the Alberta Securities Commission ("ASC") (issued on September 17, 1998) and the Quebec Securities Commission, now the Autorité des marché financiers ("AMF") (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

American Natural Energy Corp.

Brian E. Bayley was a director of American Natural Energy Corp. ("American") from June 2001 to November 30, 2010. In June 2003, each of the AMF, the BCSC and the Manitoba Securities Commission ("MSC") issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission, the ASC and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Katanga Mining Limited

A. Murray Sinclair was a director of Katanga Mining Limited from May 1, 1998 to July 10, 2006. On February 25, 2002, Balloch Resources Ltd. (now named Katanga Mining Limited) was issued a cease trade order by the BCSC for failure to file financial statements and pay the filing fees within the prescribed time. Balloch Resources Ltd. subsequently filed the financial statements and paid the filing fees as required by the BCSC. On October 21, 2003, the BCSC cease trade order was rescinded.

Appointment of Donald D. Copeland

As previously announced on February 29, 2012, SII has signed a letter of intent reflecting an agreement in principle to acquire Toscana Capital Corporation and Toscana Energy Corporation. Upon the closing of the proposed transaction, the Company intends to increase the size of the Board to nine (9) directors and appoint Mr. Donald D. Copeland (British Columbia, Canada), a director of Toscana Merchant Group and retired oil and gas executive, to the Board of the Company. Mr. Copeland is an independent businessman with close to 40 years of energy industry experience. He previously founded and served as the Chief Executive Officer and Chairman of a number of oil and gas corporations, both in the producing sector and oil field services sector of the industry, which include Codeco Engineering Ltd., a firm engaged in the drilling and completion operations fields in the energy industry and Titanium Oil & Gas Ltd. Mr. Copeland has served on the boards of numerous oil and gas industry corporations. He recently served as the Chairman of Stoneham Drilling Trust prior to the corporate sale of the company. In addition to serving as a director of Toscana Merchant Group (a private corporation), Mr. Copeland currently serves as a director of Crocotta Energy Inc., Western Energy Services Corp., IROC Energy Services Corp. and Carmel Bay Exploration (a private corporation).

2.	Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario are the auditors for the Company. PricewaterhouseCoopers LLP were first appointed as auditors of the Company in 1987.

At the Meeting, Shareholders will be requested to re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the close of the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the close of the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

3.	Other Matters

The Company knows of no other matters to be submitted to the Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Policy

In September 2010, the Company rebranded itself and changed its lending strategy from providing real estate loans to providing resource loans. The change in strategy also resulted in a change in some of the Company’s executive management and the entering into of the Management Services Agreement and the Partnership Agreement. Pursuant to the Management Services Agreement, SLCLP is to manage or engage others to manage the affairs of the Company and to provide all necessary or advisable administrative services. Additionally, SLCLP provides the Company with four executive members - two directors (with one director also serving as the President and Chief Executive Officer), the Chief Financial Officer and the Chief Operating Officer, hereinafter referred to as the "Management Services Officers and Directors".

Management fees paid under the Management Services Agreement are designed to pay SLCLP for the management of the Company. Amounts earned under the Partnership Agreement are designed to reward SLCLP for achieving pre-tax profits above certain prescribed benchmarks. For more information on the Management Services Agreement and the Partnership Agreement, including information concerning the methodology for calculating management fees and profit sharing under the Partnership Agreement, see "Management Contracts" below.

None of the Management Services Officers and Directors are employed by the Company. Except for amounts earned under the Revised Plan (as defined below), any direct or indirect remuneration of any Management Services Officers and Directors is deducted from amounts earned or to be earned under the Partnership Agreement by SLCLP. Pursuant to the terms of the Partnership Agreement, the remuneration paid to the Management Services Officers and Directors is determined by the Managing Partner of the Partnership, SLCLP, and is deducted from the Management Profit Interest (as defined below in “Management Contracts – Partnership Agreement”) paid to SLCLP under the Partnership Agreement. The Company does not determine the compensation paid by SLCLP to any Management Services Officers and Directors, other than the awarding of stock options to such individuals. However, the Company determines the compensation paid to employees of the Company who are not officers, directors or employees of SLCLP.

Under the Management Services Agreement, for the year ended December 31, 2011, the Company expensed $113,000 (September 7, 2010 to December 31, 2010 - $31,319). Under the Partnership Agreement, for the year ended December 31, 2011, the Company, applying International Financial Reporting Standards (“IFRS”), recorded an expense of $3,336,000 (September 7, 2010 to December 31, 2010 - $573,000) in relation to the 2% distribution of the Average Annual Net Asset Value of the Partnership. Of these amounts, as at December 31, 2011, $3,296,000 (December 31, 2010 - $604,000) was included in accounts payable and accrued liabilities, net of any remuneration paid to Management Services Officers and Directors and was paid subsequent to December 31, 2011. Remuneration of $607,776 was paid by the Company to

Management Services Officers and Directors and has been deducted from the accrual to SLCLP of profit distributions under the Partnership Agreement.

Given the terms of the Management Services Agreement, the Compensation Committee no longer reviews the compensation arrangements of the Company’s executive officers who are provided under the Management Services Agreement. However, the Compensation Committee continues to review the performance of the Company’s executive officers and administer the Stock Option Plan.

Historical Compensation Arrangements

Historically, the compensation of executive officers, including the Named Executive Officers, was comprised primarily of: (i) base salary; (ii) bonus; (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan; and (iv) commissions for those executive officers directly involved in originating loans. In establishing levels of compensation and granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size were taken into account.

Due to the change in focus of the Company from loan origination to loan remediation in 2009, the Company’s Incentive Bonus Plan (the "Revised Plan") was revised in 2009 to better reflect the re-organization and direction of the Company. Bonus payments under the Revised Plan were based on the financial performance of the Company as measured by the collection of outstanding real estate loan amounts by the Company. The Company amended the Revised Plan in 2011 to provide lower incentives as most of its real estate loans have either been collected or the loans (or land securing the loans) are now subject to a longer term process or are in a state where collection efforts are sufficiently advanced so that lower Revised Plan incentives should not affect the collection activities.

Commissions

There is currently no commission package for directors, executives or employees of the Company.

Other Elements of Compensation

For the 2011 fiscal year, other elements of the Company’s compensation package comprised of parking and health benefits, including life insurance and group medical insurance. The Company may choose to include some or all of these elements in the compensation package which is evaluated on a yearly basis.

Stock Option Plan

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan was instituted to attract and retain directors, senior officers, employees and consultants of the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company. Stock option grants are considered when reviewing compensation packages as a whole.

The Stock Option Plan is a "rolling" plan, which means that the number of options which may be granted pursuant to the Stock Option Plan will increase as the number of issued and outstanding Common Shares increases, including increases in issued Common Shares resulting from the exercise of stock options. The Stock Option Plan provides that the maximum number of Common Shares which may be issued pursuant to stock options granted under the Stock Option Plan, when combined with any other share compensation arrangements of the Company, may not exceed ten percent (10%) of the number of Common Shares issued and outstanding on a non-diluted basis. The number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of granting of the options.

Participation by the Company's insiders under the Stock Option Plan is limited such that at no time may the Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, result in:

(i) the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued and outstanding Common Shares on a non-diluted basis;

(ii) insiders of the Company, within a one year period, being issued a number of Common Shares exceeding 10% of issued and outstanding Common Shares on a non-diluted basis; or

(iii) any one insider of the Company and such insider's associates, within a one year period, being issued a number of Common Shares exceeding 5% of the issued and outstanding Common Shares on a non-diluted basis.

Options may be granted from time to time at an exercise price which is not less than the purchase price of the last recorded sale of a board lot of Common Shares that took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the TSX for Common Shares during the three (3) trading days immediately preceding the date of granting the option. The Board shall specify the terms on which each option shall vest and shall set an expiry date for each option, not to exceed ten (10) years from the date that the option is granted. If the expiry date of any option granted under the Stock Option Plan falls (i) within a blackout period preventing the optionee from exercising such option or (ii) within the period of nine (9) business days following the expiration of a blackout period, the expiry date of such option shall be automatically extended, without the requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable blackout period, such tenth business day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the Company (it will not apply to the Company or its insiders where they are subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the Stock Option Plan, on the terms and conditions set out in the Stock Option Plan.

Stock options are not assignable or transferable by the option holder except by will or pursuant to the laws of succession. If an eligible participant ceases to be engaged by the Company for any reason other than death, such participant shall have the right to exercise any option not exercised prior to such termination within a period of ninety (90) calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the TSX) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board. If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee's death and the expiry date of the option, exercise that portion of an option granted to the optionee under the Stock Option Plan which remains outstanding.

The Board may from time to time amend the Stock Option Plan, without obtaining the consent of Shareholders to:

(i)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or the Stock Option Plan;

(ii)	change the vesting provisions of an option or the Stock Option Plan;

(iii)	change the termination provisions of an option or the Stock Option Plan which change does not entail an extension beyond the original expiry date of the option or the Stock Option Plan;

(iv)

change the termination provisions of an option or the Stock Option Plan which change does entail an extension beyond the original expiry date of the option or the Stock Option Plan for an optionee who is not an insider;

(v)	reduce the exercise price of an option for an optionee who is not an insider;

(vi)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Stock Option Plan; and

(vii)	make any other amendments of a non-material nature which are approved by the TSX.

Transition from Real Estate Lending to Resource Lending

Given the change in the Company’s business from real estate lending to natural resource lending, and the entering into of the Management Services Agreement, a number of changes were made to the Company’s management structure in 2010. The following table provides a summary of such changes.

Name and Title	Former Title and Directorship	Compensation Arrangements in 2010 and 2011
Brian E. Bayley, Director and Resource Lending Advisor	President and Chief Executive Officer, Director

During 2010, Mr. Bayley earned a salary of $237,417 and a bonus under the Revised Plan of $1,053,215 in his capacity as President and Chief Executive Officer of the Company.

Effective September 7, 2010, Mr. Bayley ceased to serve as President and Chief Executive Officer. As a result of Mr. Bayley’s previous employment contract with the Company, he was paid a sum of $1,000,000.

Mr. Bayley was subsequently retained by the Company as a resource lending advisor. On entering

Name and Title	Former Title and Directorship	Compensation Arrangements in 2010 and 2011

into a two year contract, Mr. Bayley was awarded 1,000,000 stock options and is entitled to remuneration of $17,500 per month. Mr. Bayley continues to earn a bonus under the Revised Plan, which totaled $577,301 in 2011. The remaining amount potentially due to Mr. Bayley under the Revised Plan is $82,428.

Mr. Bayley continues to serve as a director of the Company and is the Chairman of the Credit Committee of the Board.

A. Murray Sinclair, Non-Executive Chairman and Resource Lending Advisor	Executive Chairman

During 2010, Mr. Sinclair earned a salary of $237,417 and a bonus under the Revised Plan of $1,053,215 in his capacity as Executive Chairman of the Company.

Effective September 7, 2010, Mr. Sinclair ceased to serve as the Executive Chairman. As a result of Mr. Sinclair’s previous employment contract with the Company, he was paid a sum of $1,000,000.

Mr. Sinclair was subsequently retained by the Company as a resource lending advisor. On entering into a two year contract, Mr. Sinclair was awarded 1,000,000 stock options and is entitled to remuneration of $17,500 per month. Mr. Sinclair continues to earn a bonus under the Revised Plan, which totaled $577,301 in 2011. The remaining amount potentially due to Mr. Sinclair under the Revised Plan is $82,428.

Mr. Sinclair continues to serve as the Non-Executive Chairman of the Board.

Jim Grosdanis, Chief Financial Officer	Chief Financial Officer

During 2010, Mr. Grosdanis served as Chief Financial Officer of the Company. Mr. Grosdanis was employed by the Company until September 7, 2010, at which time he ceased to be an employee of the Company and became an employee of SLCLP. Pursuant to the Management Services Agreement, Mr. Grosdanis continues to serve as the Chief Financial Officer of the Company.

For the year ended December 31, 2011, the compensation paid to Mr. Grosdanis was $305,568, all of which was deducted from profit distributions accruing under the Partnership Agreement.

Name and Title	Former Title and Directorship	Compensation Arrangements in 2010 and 2011
Narinder Nagra, Chief Operating Officer	Senior Vice President, Asset Management

During 2010, Mr. Nagra served as the Senior Vice President, Asset Management of the Company. Mr. Nagra ceased to be an employee of the Company on November 1, 2010 and became an employee of SLCLP. Pursuant to the Management Services Agreement, Mr. Nagra serves as the Chief Operating Officer of the Company.

For the year ended December 31, 2011, the compensation paid to Mr. Nagra was $695,408, of which $302,208 was deducted from profit distributions accruing under the Partnership Agreement.

Mr. Nagra continues to earn a bonus under the Revised Plan, which totaled $384,867 in 2011. The remaining amount potentially due to Mr. Nagra under the Revised Plan is $54,952.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Common Shares over the last five financial years, assuming a $100 investment in the Common Shares on December 31, 2006, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2006 - December 31, 2011

The trend shown by this graph does not correlate to the Company's compensation of its executive officers in that the market price of the Common Shares is not necessarily reflective of the overall performance of the Company. During the period from 2006 to 2007, executive officers earned a bonus based on the net income of the Company. In 2008, executive officers did not receive an incentive bonus despite the Company having net income as the Board decided that, in the face of the sharp downturn in global economies, the Company would likely incur losses in future periods. The Common Share price at the end of 2008 reflected this uncertainty with the Company. In 2009, when the Company’s Common Shares traded at a significant discount to book value, the Company instituted the Revised Plan which compensated executives for the collection and monetization of its real estate loan portfolio. The Revised Plan was geared toward increasing incentive compensation to executives as more of the real estate loan portfolio was collected thereby incenting executives to remain with the Company throughout this period of monetization.

This is reflected in the 2010 and 2011 incentives paid. Additionally, with the change in lending strategy and the Management Services Agreement in 2010, the Company incurred contractual severance and retention type costs.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") as at December 31, 2011 and the other three most highly compensated executive officers of the Company as at December 31, 2011 whose individual total salary and bonus for 2011 exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that such individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($) (1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual Incentive Plans ($) (2)	Long- Term Incentive Plans ($)
Peter Grosskopf (4)(5)(6) President & Chief Executive Officer	2011 2010 2009	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Jim Grosdanis (7) Chief Financial Officer	2011 2010 2009	Nil 225,262 225,000	Nil Nil Nil	Nil 216,572 Nil	Nil 278,178 140,718	Nil Nil Nil	Nil Nil Nil	305,568 230,819 8,011	305,568 950,831 373,729
Narinder Nagra (8) Chief Operating Officer	2011 2010 2009	Nil 133,333 70,000	Nil Nil Nil	Nil 216,572 Nil	384,867 752,348 105,897	Nil Nil Nil	Nil Nil Nil	310,541 11,270 6,054	695,408 1,113,523 181,951
Brian E. Bayley (4)(5) Director and Resource Lending Advisor	2011 2010 2009	210,000 237,417 307,180	Nil Nil Nil	Nil 1,126,188 Nil	577,301 1,092,465 93,936	Nil Nil Nil	Nil Nil Nil	6,808 1,024,391 11,375	794,108 3,480,460 412,491
A. Murray Sinclair (5) Non-Executive Chairman and Resource Lending Advisor	2011 2010 2009	210,000 237,417 307,180	Nil Nil Nil	Nil 1,126,188 Nil	577,301 1,092,465 93,936	Nil Nil Nil	Nil Nil Nil	6,808 1,011,987 11,375	794,108 3,486,057 412,491

Notes:

(1)

Amounts calculated in accordance with IFRS using the Black-Scholes model. The grant date fair value of the stock options granted during 2010 were estimated using the following assumptions, on a weighted average basis: a share price of $1.47 (the closing price on the day prior to the grant date); 53.80% volatility as measured by an annualized standard deviation; a risk free interest rate of 1.38%; a 3 year term; a forfeiture rate of 0.00%; and a dividend rate of 0.00%. The Company uses the Black-Scholes valuation model because it is the most widely accepted model for valuing stock options and is the method used by the Company for the purposes of its financial statements. Options must be exercised within a period of five years after the date of grant. The options vest and are exercisable equally over the twelve quarters after the date of grant and become fully vested and exercisable at the end of the third year of grant.

(2)	Annual incentive amounts include incentives under the Revised Plan as detailed under the heading “Transition from Real Estate Lending to Resource Lending”.
(3)	Includes amounts paid pursuant to the Partnership Agreement and life insurance, group medical insurance, parking benefits and severance pay.
(4)	On September 7, 2010, Mr. Grosskopf replaced Mr. Bayley as President and Chief Executive Officer of the Company.
(5)	Mr. Grosskopf, Mr. Bayley and Mr. Sinclair received no compensation for acting as directors of the Company.
(6)

As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from current or future distributions under the Partnership Agreement. None of Mr. Grosskopf’s total 2010 or 2011 compensation has been paid by the Company and there will therefore be no deductions in respect thereof from distributions under the Partnership Agreement. Effective September 7, 2010, Mr. Grosskopf also became Chief Executive Officer of SII, an affiliate of SLCLP, and was awarded five (5) million common shares in SII (directly from SII’s largest shareholder), a guaranteed bonus for two years of $1,500,000 per year, an annual salary of $650,000 from SII and an annual salary of $350,000 from an affiliate of SII. Under the terms of Mr. Grosskopf’s employment arrangements with SII and its affiliates, his compensation is not directly tied to the performance of, or in carrying out his duties to, the Company. For the purposes of this table, based on the role, responsibility and time spent by Mr. Grosskopf in fulfilling the requirements as President and Chief Executive Officer of the Company, SLCLP has determined that $850,000 (2010 - $875,000) of Mr. Grosskopf’s annual salary and guaranteed bonus compensation is attributable to the services provided by Mr. Grosskopf to the Company.

(7)

As of September 7, 2010, Mr. Grosdanis was no longer an employee of the Company, but continued to provide the services as the CFO to the Company pursuant to the Management Services Agreement. As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from current or future distributions under the Partnership Agreement. $305,568 of Mr. Grosdanis’ total 2011 (2010 - $67,718) compensation has been paid by the Partnership and was deducted from distributions under the Partnership Agreement. In addition, Mr. Grosdanis was awarded common shares of SII fair valued at $70,000, payable pursuant to the employee profit sharing plan of SII in respect of services he provided to the Company during 2011. Such shares shall vest over three years commencing in 2013 and are subject to other vesting conditions as may be imposed by SII.

(8)

Mr. Nagra joined the Company on June 1, 2009. As of November 1, 2010, Mr. Nagra ceased to be employed as the Senior Vice President, Asset Management of the Company, and at that time, began providing the services as the COO to the Company pursuant to the Management Services Agreement. As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from current or future distributions under the Partnership Agreement. $302,208 of Mr. Nagra’s total 2011 (2010 - $33,333) compensation has been paid by the Partnership and was deducted from distributions under the Partnership Agreement. In addition, Mr. Nagra was awarded common shares of SII fair valued at $80,000, payable pursuant to the employee profit sharing plan of SII in respect of services he provided to the Company during 2011. Such shares shall vest over three years commencing in 2013 and are subject to other vesting conditions as may be imposed by SII.

Incentive Plan Awards

Long-Term Incentive Plan ("LTIP") Awards

The Company does not currently have an LTIP. The Named Executive Officers do not have an LTIP that is related to the performance of the Company.

Outstanding Share and Option Based Awards

The following table discloses the particulars of the Common Shares and options issued and outstanding in favour of the Named Executive Officers at the end of the Company's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Peter Grosskopf	Nil	N/A	N/A	Nil	N/A	N/A	N/A
Jim Grosdanis	500,000 500,000	2.08 1.35	Apr. 7, 2013 Jan. 21, 2015	Nil 35,000	N/A	N/A	N/A
Narinder Nagra	500,000	1.35	Jan. 21, 2015	35,000	N/A	N/A	N/A
Brian E. Bayley	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	70,000 Nil	N/A	N/A	N/A
A. Murray Sinclair	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	70,000 Nil	N/A	N/A	N/A

Value Vested or Earned During the Year

The following table sets forth details of the value of the stock options that would have been realized if they had been exercised on the vesting date during 2011, the Company's most recently completed financial year, by each of the Named Executive Officers.

Name	Option Based Awards – Value Vested During the Year ($)	Share Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Peter Grosskopf	Nil	N/A	N/A
Jim Grosdanis	35,883	N/A	N/A
Narinder Nagra	35,883	N/A	N/A
Brian E. Bayley	71,667	N/A	N/A
A. Murray Sinclair	71,667	N/A	N/A

There were 950,000 options exercised during the Company's most recently completed financial year. There was no re-pricing of stock options under the Stock Option Plan or otherwise during 2011, the Company's most recently completed financial year.

Pension Plan Benefits

The Company does not have a defined benefit plan, actuarial plan or deferred compensation plan.

Termination of Employment, Change of Control Benefits

The Company has not entered into an agreement with Mr. Grosskopf or Mr. Grosdanis that provides for benefits on termination, resignation, retirement, Change of Control (as defined below) or change in responsibility. The Company is also not responsible for any such termination entitlements payable by SLCLP to the Management Services Officers and Directors.

In September 2010, Brian E. Bayley entered into a new agreement with the Company as a Director and a Resource Lending Advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Bayley a lump sum payment equal to the greater of (i) twelve (12) months of his then current remuneration, less statutory deductions, and (ii) the balance of his then current remuneration, less statutory deductions, for the balance of the term of his agreement ending September 7, 2012. Additionally, on March 31, 2011, the Company and Mr. Bayley restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Bayley, Mr. Bayley will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Bayley under the Revised Plan is $82,428, of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below. Further, if Mr. Bayley is terminated without cause, all stock options issued under his employment agreement will vest immediately. In the event that Mr. Bayley resigns from the Company, he must provide at least two months’ notice.

In September 2010, A. Murray Sinclair entered into a new agreement with the Company as a Director and a Resource Lending Advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Sinclair a lump sum payment equal to the greater of (i) twelve (12) months of his then current remuneration, less statutory deductions, and (ii) the balance of his then current remuneration, less statutory deductions, for the balance of the term of his agreement ending September 7, 2012. Additionally, on March 31, 2011, the Company and Mr. Sinclair restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Sinclair, Mr. Sinclair will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Sinclair under the Revised Plan is $82,428, of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below. Further, if Mr. Sinclair is terminated without cause, all stock options issued under his employment agreement will vest immediately. In the event that Mr. Sinclair resigns from the Company, he must provide at least two months’ notice.

In November 2010, Narinder Nagra was appointed Chief Operating Officer of the Company through SLCLP. As part of his appointment arrangements, Mr. Nagra continued to participate in the Revised Plan. On March 31, 2011, the Company and Mr. Nagra restructured the amounts due under the Revised Plan, whereby for an upfront payment of 40% of the amounts potentially due under the Revised Plan to Mr. Nagra, Mr. Nagra will forego an equal amount potentially due under the Revised Plan. The maximum amount available to Mr. Nagra under the Revised Plan is $54,952 of which 50% would be payable upon his termination without cause or upon a Change of Control, as defined below.

"Change of Control" for the purposes of this section means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby any person or group of persons, acting jointly or in concert, directly or indirectly, acquires control of voting securities of the Company which, taken together with such person's or group of persons' previous holdings of Company securities, constitute greater than 50% of the issued and outstanding securities of the Company, calculated on a fully diluted basis.

Compensation of Directors

During the most recently completed financial year, the directors of the Company received the following compensation:

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards (2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Atkinson (3)(4)	27,500	N/A	31,675	N/A	N/A	N/A	59,175
W. David Black(3)(5)	40,500	N/A	31,675	N/A	N/A	N/A	72,175
Robert M. Buchan(6)	13,174	N/A	95,025	N/A	N/A	N/A	108,199
John Embry(3)(4)(7)	N/A	N/A	31,675	N/A	N/A	N/A	31,675
W. Murray John (8)	21,500	N/A	31,675	N/A	N/A	N/A	53,175
Frank B. Mayer(9)	10,000	N/A	Nil	N/A	N/A	N/A	10,000
Dale C. Peniuk(5)(8)	36,500	N/A	31,675	N/A	N/A	N/A	68,175
Stewart J.L. Robertson (4)(5)	23,500	N/A	31,675	N/A	N/A	N/A	55,175
Walter M. Traub(10)	14,000	N/A	Nil	N/A	N/A	N/A	14,000

Note:

(1)

Mr. Grosskopf, President and Chief Executive Officer of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. Mr. Grosskopf’s, Mr.

Bayley’s and Mr. Sinclair’s compensation in respect of the Company is fully disclosed in the Summary Compensation Table above dealing with compensation for Named Executive Officers. Mr. Grosskopf, Mr. Bayley and Mr. Sinclair did not receive any additional compensation for serving as directors of the Company.

(2)

Amounts calculated in accordance with IFRS using the Black-Scholes model. The grant date fair value of the stock options granted during 2011 were estimated using the following assumptions, on a weighted average basis: a share price of $1.72 (the closing price on the day prior to the grant date); 53.35% volatility as measured by an annualized standard deviation; a risk free interest rate of 1.73%; a 3 year term; a forfeiture rate of 0.00%; and a dividend rate of 0.00%. The Company uses the Black- Scholes valuation model because it is the most widely accepted model for valuing stock options and is the method used by the Company for the purposes of its financial statements. Options must be exercised within a period of five years after the date of grant. The options vest and are exercisable equally over the twelve quarters following the date of grant and become fully vested and exercisable at the end of the third year of grant.

(3)	Member of the Corporate Governance Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Audit Committee.
(6)	Former member of the Credit Committee. Mr. Buchan was elected to the Board on May 11, 2011 and subsequently resigned effective November 9, 2011.
(7)	Mr. Embry’s services as a director of the Company are provided for under the Management Services Agreement, and as such Mr. Embry is not compensated directly by the Company.
(8)	Member of the Credit Committee.
(9)

Former member of the Audit Committee and Corporate Governance Committee. Mr. Mayer did not stand for re-election to the Board at the Company’s Annual and Special Meeting of Shareholders held May 11, 2011.

(10)	Former member of the Compensation Committee and Credit Committee. Mr. Traub did not stand for re-election to the Board at the Company’s Annual and Special Meeting of Shareholders held May 11, 2011.

Fees for directors are comprised of the following:

  A fee of $12,000 per year is payable to the Chairman of the Audit Committee;

  A fee of $6,000 per year is payable to the Chairman of each of the Corporate Governance Committee and the Compensation Committee;

  In addition to the fees paid under the first two items above, a fee of $20,000 per year is payable on a quarterly basis to independent (non officer) directors;

  The Lead Director is also paid $1,000 per month, payable quarterly;

  A fee of $1,000 per month is payable to the Chairman of the Credit Committee;

  A fee of $500 per meeting is payable to members of all committees of the Board, excluding the Chairman of each committee; and

  An annual grant is made following each annual meeting of Shareholders of an additional 50,000 options to each of the independent directors (the “Annual Grant”).

The Company has no other compensation plan for non-executive directors, other than the Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2011 or is proposed to be paid or distributed in a subsequent year. During the year ended December 31, 2011, and in addition to the Annual Grant of 50,000 options to each of Messrs. Atkinson, Black, Embry, John, Peniuk and Robertson, Mr. Buchan was granted 150,000 stock options upon his election to the Board (all of which were forfeited following his resignation).

The Company’s directors are prohibited from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Company.

Incentive Plan Awards

LTIP Awards

The Company does not currently have an LTIP. The Directors do not have an LTIP that is related to the performance of the Company.

Outstanding Share and Option Based Awards

The following table discloses the particulars of the Common Shares and options issued and outstanding in favour of the Directors as at the end of the Company's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name(1)	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert G. Atkinson	50,000 50,000 50,000 50,000 50,000	3.23 1.99 1.05 1.58 1.70	May 7, 2012 May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11, 2016	Nil Nil 18,500 Nil Nil	N/A	N/A	N/A
W. David Black	50,000 50,000 50,000 50,000 50,000	3.23 1.99 1.05 1.58 1.70	May 7, 2012 May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11, 2016	Nil Nil 18,500 Nil Nil	N/A	N/A	N/A
Robert M. Buchan(2)	150,000	1.70	Feb. 7, 2012	Nil	N/A	N/A	N/A
John Embry	150,000 50,000	1.58 1.70	Aug. 30, 2015 May 11, 2016	Nil Nil	N/A	N/A	N/A
W. Murray John	150,000 50,000	1.58 1.70	Aug. 30, 2015 May 11, 2016	Nil Nil	N/A	N/A	N/A
Frank B. Mayer(3)	50,000 50,000 50,000	1.99 1.05 1.58	May 27, 2013 May 21, 2014 Aug. 30, 2015	Nil 18,500 Nil	N/A	N/A	N/A
Dale C. Peniuk	150,000 50,000 50,000 50,000 50,000	3.23 1.99 1.05 1.58 1.70	May 7, 2012 May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11, 2016	Nil Nil 18,500 Nil Nil	N/A	N/A	N/A

Stewart J.L. Robertson	150,000 50,000 50,000	1.16 1.58 1.70	Dec. 8, 2014 Aug. 30, 2015 May 11, 2016	39,000 Nil Nil	N/A	N/A	N/A
Walter M. Traub(3)	150,000 50,000 50,000 50,000	3.23 1.99 1.05 1.58	May 7, 2012 May 27, 2013 May 21, 2014 Aug. 30, 2015	Nil Nil 18,500 Nil	N/A	N/A	N/A

Note:

(1)

Mr. Grosskopf, President and Chief Executive Officer of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. Mr. Grosskopf’s, Mr. Bayley’s and Mr. Sinclair’s outstanding option and share based awards in respect of the Company are fully disclosed in the Outstanding Share and Option Based Awards table above dealing with Named Executive Officers.

(2)

Mr. Buchan resigned as a Director effective November 9, 2011, at which time only 25,000 of his options had vested. Pursuant to the Stock Option Plan, the unvested options were forfeited upon his resignation. The remaining 25,000 vested options expired 90 days after his resignation and were not exercised prior to such expiration.

(3)

As a result of the Company’s change in business to natural resource lending in 2010, Mr. Mayer and Mr. Traub did not stand for re-election at the Company’s Annual and Special Meeting of Shareholders on May 11, 2011. Pursuant to a resolution passed by the Board, the vesting dates on all of Mr. Mayer’s and Mr. Traub’s outstanding options were accelerated to May 11, 2011 and the expiry of such options was extended to the earlier of (a) May 11, 2013; and (b) the original expiry date of the options.

Value Vested or Earned During the Year

The following table sets forth details of the value of the stock options that would have been realized if they had been exercised on the vesting date during 2011, the Company's most recently completed financial year, by each of the Directors.

Name(1)	Option Based Awards – Value Vested During the Year ($)	Share Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert G. Atkinson	8,583	N/A	N/A
W. David Black	8,583	N/A	N/A
Robert M. Buchan	Nil	N/A	N/A
John Embry	Nil	N/A	N/A
W. Murray John	Nil	N/A	N/A
Frank B. Mayer(2)	8,583	N/A	N/A
Dale C. Peniuk	8,583	N/A	N/A
Stewart J.L. Robertson	20,250	N/A	N/A
Walter M. Traub(2)	8,583	N/A	N/A

Note:

(1)

Mr. Grosskopf, President and Chief Executive Officer of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. The vested value of Mr. Grosskopf’s, Mr. Bayley’s and Mr. Sinclair’s option based awards in respect of the Company are fully disclosed in the Value Vested or Earned during the Year table above dealing with Named Executive Officers.

(2)

As a result of the Company’s change in business to natural resource lending in 2010, Mr. Mayer and Mr. Traub did not stand for re-election at the Company’s Annual and Special Meeting of Shareholders on May 11, 2011. Pursuant to a resolution passed by the Board, the vesting dates on all of Mr. Mayer’s and Mr. Traub’s outstanding options were accelerated to May 11, 2011 and the expiry of such options was extended to the earlier of (a) May 11, 2013; and (b) the original expiry date of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2011, with respect to the Company's compensation plans under which equity securities were authorized for issuance as at the end of the Company’s most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,925,000	$1.70	7,497,305
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	7,925,000	$1.70	7,497,305

As at the end of the Company’s most recently completed financial year, the aggregate number of Common Shares which were reserved for issuance under the Stock Option Plan was 15,422,305 (representing 10% of the Company's outstanding Common Shares as at December 31, 2011). As at the date of this Circular, 7,450,000 options have been issued under the Stock Option Plan (representing 4.8% of the Company's outstanding Common Shares). A further 7,972,305 Common Shares are issuable under outstanding options (representing 5.2% of the Company's outstanding Common Shares).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them is, or since the beginning of the last completed financial year of the Company was, indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company indemnifies its directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $10 million for the 12 months ended August 9, 2012, with no deductible for non-indemnifiable claims and a deductible of $250,000 for corporate reimbursements per occurrence. The premium paid by the Company during the fiscal year ended December 31, 2011 was approximately $100,300. In addition, the Company has entered into indemnification agreements with all of its directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer or Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transactions during the year ended December 31, 2011 or in any proposed transaction, that has materially affected or will materially affect the Company except as noted below or otherwise herein.

MANAGEMENT CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement and Partnership Agreement with SLCLP, certain terms of which are summarized below. These agreements are available on SEDAR at www.sedar.com.

Management Services Agreement

The Management Services Agreement appoints SLCLP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, SLCLP provides the Company with four executive members: a director (currently John Embry, to be replaced by Paul Dimitriadis); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The Management Services Agreement became effective on September 7, 2010, shall be in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The Management Services Agreement has certain early termination and change of control provisions.

In consideration for the services provided by SLCLP to the Company, pursuant to the Management Services Agreement, the Company pays SLCLP an annual service fee equal to $100,000 per annum for the services outlined in the agreement. All other services requested by the Board from SLCLP that are outside this agreement shall be paid for on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

During the year ended December 31, 2011, the Company recorded $113,000 in management services expenses incurred with SLCLP.

Partnership Agreement

The Company’s resource lending activities are conducted through the Partnership. The Partnership Agreement among the Company and a wholly-owned subsidiary, as ordinary partners, and SLCLP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the Partnership Agreement, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

SLCLP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. SLCLP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

SLCLP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board, and subject to certain limits on authority established from time to time by the Board.

SLCLP is entitled to receive, on an annual basis, the lower of (i) the annual profit distribution of up to 2% of the Average Annual Net Asset Value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) (the “Management Profit Interest”) and (ii) the net profits of the Partnership for the year. In addition, SLCLP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield, or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay SLCLP an amount equal to all costs actually incurred by it in the performance of its duties under the Partnership Agreement.

With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to SLCLP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with the consent of SLCLP, as managing partner;

  the disposition of all or substantially all of the assets of the Partnership;

  the date on which one Partner holds all voting and non-voting units of the Partnership; or

  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

During the year ended December 31, 2011, the Company recorded $3,336,000 in expenses representing 2% of the Average Annual Net Asset Value of the Partnership incurred under the Partnership Agreement.

Other

In addition, the Company’s directors and officers and SLCLP, and their respective affiliates, and their directors and officers, may provide investment, administrative and other services to other entities and parties. The Company’s directors and officers, and SLCLP, have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect to the Company’s business and affairs, as they arise from time to time.

Sprott Lending Consulting GP Inc. is the general partner of SLCLP. The directors and officers of Sprott Lending Consulting GP Inc. are: Peter Grosskopf, Ontario (CEO, President and director), Narinder Nagra, British Columbia (COO and director) and Jim Grosdanis, Ontario (CFO and Director). The sole limited partner of SLCLP and the sole shareholder of Sprott Lending Consulting GP Inc., is Sprott Consulting LP (“SCLP”). Sprott Consulting GP Inc. is the general partner of SCLP. The directors and officers of Sprott Consulting GP Inc. are: Kevin Bambrough, Ontario (CEO and director), Peter Grosskopf, Ontario (President and director), Paul Dimitriadis, Ontario (COO and director), Steve Yuzpe, Ontario (CFO) and Arthur Einav, Ontario (General Counsel and Secretary). The sole limited partner of SCLP, and the sole shareholder of Sprott Consulting GP Inc., is SII. The directors and officers of SII are: Eric Sprott, Ontario (Chair), Kevin Bambrough, Ontario (President), Jack C. Lee, Alberta (director), Peter Grosskopf, Ontario (CEO and director), Arthur Richards Rule, California (director), James T. Roddy, Ontario (director), Marc Faber, Thailand (director), Steven Rostowsky, Ontario (CFO) and Arthur Einav, Ontario (General Counsel and Corporate Secretary). SII is a publicly traded corporation on the TSX (TSX:SII).

CORPORATE GOVERNANCE DISCLOSURE

The directors of the Company believe that sound corporate governance is essential to producing optimal benefits to the Shareholders. Effective June 30, 2005, the CSA adopted National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Instrument" and together with the Policy, the "CSA Governance Rules"). To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

Directors' Independence

The Corporate Governance Committee has reviewed the independence of each director and has determined that six of the current nine directors are independent. Pursuant to National Instrument 52-110 - Audit Committees ("NI 52-110"), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with that director's independent judgment. The Board has a majority of independent directors. Messrs. Atkinson, Black, Embry, John, Peniuk and Robertson are independent. Mr. Bayley is not independent as he was President and CEO of the Company within the past three years; Mr. Grosskopf is not independent as he is currently the President and CEO of the Company; and Mr. Sinclair is not independent as he was Executive Chairman of the Company within the past three years. Mr. Dimitriadis will not be considered an independent director as he is the Chief Operating Officer and a director of Sprott Consulting GP Inc., a wholly owned subsidiary of SII. Mr. Copeland will be considered an independent director.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Company's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The Audit Committee, which is composed entirely of independent directors, meets with the Company's auditors without management being in attendance. The Independent Directors held three meetings during the fiscal year ended December 31, 2011 and four meetings since January 1, 2012.

During the fiscal year ended December 31, 2011, the Board had a lead director, Mr. Black, who is an independent director.

The primary responsibility of the lead director is to ensure that the Board approaches its responsibilities in a manner that allows it to function independently of management. His or her responsibilities include, among other things: (i) serving as liaison between the non-management members of the Board and senior management, and as a contact person to facilitate communications by the Company's employees and Shareholders with the non-management members of the Board; (ii) in consultation with senior management, establishing the agenda and schedule for each Board meeting; (iii) consulting with senior management to recommend for approval to the full Board a schedule of dates for the regular meetings of the Board; (iv) advising senior management in respect of the quality, quantity and timeliness of the flow of information from the Company that is necessary for the Board to perform its duties effectively and responsibly; (v) developing, with input from the other independent directors of the Company, the agenda for, and serving as Chairman of, the separate sessions of the Board's independent directors; (vi) together with the Compensation Committee and the full Board, evaluating the performances of the President and CEO and Chairman annually, and meeting with the President and CEO and Chairman to discuss such evaluations; (vii) serving as an ex officio member of each committee of the Board; and (viii) reviewing and addressing director conflict of interest issues as they arise.

Participation of Directors in Other Reporting Issuers

Certain of the Company's current directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or Proposed Director	Directorship(s) held in other Reporting Issuers
Robert G. Atkinson	Hansa Resources Ltd. Cassius Ventures Ltd. Flinders Resources Ltd. (formerly Tasex Capital Ltd.)	Spur Ventures, Inc. Tasman Metals Inc.
Brian E. Bayley	Cypress Hills Resource Corp. Esperanza Silver Corporation Eurasian Minerals Inc. Kramer Capital Corp. American Vanadium Corp. (formerly Rocky Mountain Resource Corp.) Bearing Resources Ltd.	Kirkland Lake Gold Inc. NiMin Energy Corp. TransAtlantic Petroleum Corp.

Name of Director or Proposed Director	Directorship(s) held in other Reporting Issuers
W. David Black	Spur Ventures Inc. Zincore Metals Inc.
Paul Dimitriadis	Stonegate Agricom Ltd.
John P. Embry	Sprott Resource Corp.
Peter F. Grosskopf(1)	SII	Virginia Energy Resources Inc.
W. Murray John	Dundee Precious Metals Inc. Ryan Gold Corp. Corona Gold Corporation	African Minerals Limited
Dale C. Peniuk	Argonaut Gold Inc. Capstone Mining Corp.	Lundin Mining Corporation Rainy River Resources Ltd.
Stewart J.L. Robertson	Trez Capital Mortgage Investment Corporation(2)
A. Murray Sinclair	Gabriel Resources Ltd. Elgin Mining Inc. (formerly Phoenix Coal Inc.) Nebo Capital Corp.	Ram Power, Corp. (formerly GTO Resources Inc.) Sprott Resource Corp.

Notes:

(1)	Mr. Grosskopf has been nominated for election to serve as a director of Sprott Resource Corp. (“SRC”) at SRC’s annual meeting of shareholders on June 4, 2012.
(2)

On April 30, 2012, Trez Capital Mortgage Investment Corporation filed a preliminary prospectus with the securities regulators in each of the provinces and territories of Canada for a proposed distribution of Class A Shares.

Attendance at Board Meetings

The attendance record of each director for all Board and Committee meetings held since January 1, 2011 is as follows:

Name of Director	Board Meetings	Audit Committee Meetings	Corporate Governance Committee Meetings	Compensation Committee Meetings	Credit Committee Meetings
Robert G. Atkinson	14/16	~	4/4	3/3	~
Brian E. Bayley	16/16	~	~	~	12/12
W. David Black	13/16	7/7	4/4	~	~
Robert M. Buchan(1)	1/5	~	~	~	2/5
Frank B. Mayer(2)	5/5	0/2	0/3	~	~

Name of Director	Board Meetings	Audit Committee Meetings	Corporate Governance Committee Meetings	Compensation Committee Meetings	Credit Committee Meetings
Dale C. Peniuk	16/16	7/7	~	~	12/12
Stewart J. L. Robertson(3)	15/16	5/5	~	3/3	4/4
A. Murray Sinclair	13/16	~	~	~	~
Walter M. Traub(2)	3/5	~	~	~	~
Peter F. Grosskopf	16/16	~	~	~	~
W. Murray John	9/16	~	~	~	4/12
John P. Embry	4/16	~	1/1	2/3	~

Notes:

(1)

Robert M. Buchan was elected to the Board on May 11, 2011 and subsequently resigned effective November 9, 2011. Mr. Buchan’s position on the Credit Committee was not replaced by another director upon Mr. Buchan’s resignation.

(2)

Frank B. Mayer and Walter M. Traub did stand for re-election to the Board on May 11, 2011. Stewart J.L. Robertson replaced Mr. Mayer on the Audit Committee on May 11, 2011. John Embry replaced Mr. Mayer on the Corporate Governance Committee on May 11, 2011.

(3)	Stewart J. L. Robertson ceased to be a member of the Credit Committee on May 11, 2011. Mr. Robertson was replaced by Mr. Buchan on the Credit Committee on May 11, 2011.

Board Mandate

The Board has a written mandate which requires the directors of the Company to manage the business and affairs of the Company, and in so doing, to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for, among other things, the following matters:

  supervising the conduct of the Company’s affairs and the management of its business in the best interest of the Shareholders;

  setting long term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation;

  protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned;

  identifying the principal risks of the Company's business and assessing the systems established to manage such risks; and

  assessing the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Credit Committee.

The Board is also responsible for the appointment of senior executive officers and a Lead Director (who is responsible for the leadership of the Board); and to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Position Descriptions

The Board has developed a written position description for each of the Chairman of the Credit Committee, the Chairman of the Board, the CEO, the CFO, the COO, and the Lead Director. The Board has not developed a written position description for the chairs of the other committees of the Board. The Board delineates the roles and responsibilities of these individuals through reference to industry norms and past practice and through application of the charters of the respective committees.

Orientation and Continuing Education

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of Board committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, legal counsel, auditors, and technical consultants; and

4.	further information and education, as deemed appropriate and desirable by the Company's Corporate Governance Committee, on a case-by-case basis.

The Company does not have a formal continuing education program for its Board members but encourages them to communicate with management, legal counsel, auditors and consultants to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component of the success of the Company and essential to meeting its responsibilities to Shareholders and the Company. The Board has adopted a written code of conduct (the "Code"), which may be accessed by visiting the Company's website at www.sprottlending.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chairman, or a member, of the Audit Committee. No material change report has been filed since January 1, 2011, the beginning of the Company's most recently completed financial year, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code addresses honesty and integrity, conflicts of interest, compliance with the Code and reporting, whistleblowing protection, confidentiality, protecting and proper use of the Company's assets, accepting or giving gifts, fair dealing and compliance with laws.

In respect of conflicts of interest of directors and officers of the Company, the Company complies with the CBCA, which requires, among other things, officers and directors to act honestly and in good faith with a view to the best interest of the Company and its Shareholders, to disclose any personal interest which they may have in any material agreement or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director in respect of the approval of any such agreement or transaction. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding and dealing with conflicts of interest.

Compensation

With the exception of the Management Services Officers and Directors, the Compensation Committee reviews and recommends for Board approval, the Company's officer and director compensation policies and practices. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of Shareholder value over the long-term. Additional information regarding director and officer compensation is set out in detail under "Statement of Executive Compensation".

Nomination of Directors

The Company does not have a stand-alone nominating committee, but the Corporate Governance Committee, the majority of the members of which must be considered independent (within the meaning of NI 52-110), is responsible for, among other things, recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance and Board independence. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Majority Voting for Election of Directions

The Board has adopted a policy regarding majority voting for the election of directors. This policy is described under the heading "Matters Requiring Shareholder Approval - Election of Directors”.

Board Committees

The Company has the following committees:

(1)

Corporate Governance Committee. The Corporate Governance Committee: (i) reviews and reports to the Board on matters of corporate governance; (ii) recommends to the Board the members of each of the committees of the Board; (iii) assesses the effectiveness of the Board as a whole (including of any committees) as well as considering the contribution of individual members; (iv) considers questions of management succession; (v) considers and approves proposals by the Board to engage outside advisors on behalf of the Board as a whole or on behalf of the independent directors of the Board; (vi) provides oversight review of the Company's systems for achieving compliance with legal and regulatory requirements; (vii) identifies and proposes new nominees for election or appointment to the Board where applicable; (viii) recommends to the Board whether incumbent directors should be nominated for re-election to the Board upon expiration of their current terms; (ix) recommends to the Board resignation or removal of directors where their current or past conduct is or has been improper or liable to affect adversely the Company or its reputation; and (x) orients new directors and arranges continuing education for existing directors on an as requested basis. All of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2011, the Corporate Governance Committee consisted of the following three directors: Robert G. Atkinson, W. David Black and John Embry. Mr. Black serves as the chairman of the Corporate Governance Committee. The Corporate Governance Committee has met four times since January 1, 2011.

(2)

Audit Committee. The Audit Committee consists of three directors, all of whom are independent and financially literate within the meaning of NI 52-110. The Audit Committee is responsible for the oversight and supervision of: (i) the Company's accounting and financial reporting practices and procedures; (ii) the adequacy of the Company's internal accounting controls and procedures; and (iii) the quality and integrity of the Company's financial statements. The Audit Committee has a written charter which provides that the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditors, as well as the pre-approval of all non-audit services provided by the external auditors, and for directing the auditors' examination into specific areas of the Company's business. A copy of the Company’s Audit Committee Charter is set out in Schedule B in the Company’s Annual Information Form dated March 1, 2012 (the “AIF”), which can be accessed through SEDAR at www.sedar.com. The Audit Committee is further responsible for the oversight of the Company's Trading Policy, Customer Privacy Policy, Employee Privacy Policy and Code of Conduct (all of which are attached to the Audit Committee's charter). As at December 31, 2011, the Audit Committee of the Company consisted of the following three directors: W. David Black, Stewart J.L. Robertson and Dale C. Peniuk. Mr. Peniuk serves as the Chairman of the Audit Committee. The Audit Committee has met seven times since January 1, 2011. For further information regarding the Audit Committee, please see "Additional Information - Audit Committee Information" in the Company's AIF.

(3)

Compensation Committee. The Compensation Committee is responsible for making recommendations on compensation for the directors and senior management of the Company, excluding executive compensation arrangements provided for under the Management Services Agreement. The Compensation Committee is also responsible for making recommendations for the granting of stock options to the directors, officers and employees of the Company, and for reviewing and ensuring that the adequacy and form of compensation appropriately reflects the responsibilities and risks involved in being an effective officer or director. All of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31,2011,  the Compensation Committee consisted of the following three directors: Robert G. Atkinson, John Embry and Stewart J.L. Robertson. Mr. Atkinson serves as the Chairman of the Compensation Committee. In addition to their general business background, senior management experience and involvement with other companies, each Compensation Committee member also has years of experience on the Compensation Committee. The following experience of the members of the Compensation Committee is also relevant to their responsibilities and the members of the Compensation Committee draw upon their experience as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Company’s compensation policies and practices:

Name	Education and Experience
Robert G. Atkinson (Chairman)

Mr. Atkinson received a B.Comm. degree from the University of British Columbia in 1963 and has been in the investment industry for over thirty years.

He is the former President and CEO of Loewen Ondaatje McCutcheon & Co Ltd. and Bradstone Equity Partners, Inc., both Canadian investment dealers. Throughout his career, Mr. Atkinson has served on numerous boards of directors and currently serves as a director of Hansa Resources Ltd., Cassius Ventures Ltd., Flinders Resources Ltd. (formerly Tasex Capital Ltd.), Spur Ventures, Inc. and Tasman Metals Inc. Mr. Atkinson has also chaired numerous compensation committees over the past thirty years.

John Embry

Mr. Embry has served as Chief Investment Strategist of Sprott Asset Management LP since 2003, focusing on the Sprott Gold and Precious Minerals Fund and the Sprott Strategic Offshore Gold Fund Ltd. Mr. Embry also serves on the board of directors of Sprott Resource Corp.

Mr. Embry has researched the gold sector for more than 30 years and has accumulated industry experience as a portfolio management specialist since 1963. After graduating from the University of Manitoba with a Bachelor of Commerce degree, Mr. Embry began his investment career as a Stock Selection Analyst and Portfolio Manager at Great West Life. He later became Vice President of Pension Investments for the firm, where he served for a total of 23 years. Mr. Embry has also held the position of Vice-President, Equities and Portfolio Manager at RBC Global Investment Management.

Name	Education and Experience
Stewart J.L. Robertson

Mr. Robertson, a graduate of BCIT, is an entrepreneurial businessman with over thirty years of experience analyzing the structure of financial deals, including the compensation of the executives and directors involved in such deals.

Throughout his career, Mr. Robertson has advised both public and private investors on the acquisition, management and disposition of commercial mortgage portfolios and various forms of debt instruments. He has served on a number of public company boards and continues to act in an advisory capacity to various commercial real estate lenders. From 2000 to 2007, Mr. Robertson served on the board of directors and was a member of the Compensation Committee of Sterling CentreCorp Inc., a company which traded on the TSX until it went private in December 2007.

Additional information regarding director and officer compensation is set out in detail under "Statement of Executive Compensation". The Compensation Committee has met three times since January 1, 2011.

(4)

Credit Committee. The Credit Committee (i) subject to its authority levels, reviews and approves proposed loans or recommends to the Board for approval proposed loans to be made by the Company; (ii) monitors all related party loans made by the Company from time to time; (iii) reviews from time to time, and makes recommendations to management of the Company and the Board regarding, allocation of available credit facilities to loans, related party transactions, the performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and (iv) reports to the Board or other committees of the Board on such matters as they may request. A majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2011, the Credit Committee consisted of the following three directors: Brian E. Bayley, W. Murray John, and Dale C. Peniuk. Mr. Bayley serves as the Chairman of the Credit Committee. The Credit Committee has met twelve times since January 1, 2011.

All committees of the Company's Board are accountable to the full Board.

Assessments

The Corporate Governance Committee is mandated with annually assessing the effectiveness of the Board as a whole, all committees of the Board, and the contribution, competency, skill and qualification and, if applicable, position descriptions of individual directors. To assist in its assessment, the Corporate Governance Committee conducts a formal survey of its directors every two years, and each committee of the Board is responsible for reviewing and recommending to the Corporate Governance Committee changes to its respective charter, as considered appropriate from time to time respecting its own effectiveness. The Compensation Committee is mandated with assessing, annually, the effectiveness of the Chairman of the Board and the President and the CEO.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

In accordance with the CBCA, which governs the Company, shareholder proposals must be received by February 13, 2013 to be considered for inclusion in the proxy statement and the form of proxy for the 2013 annual meeting of Shareholders, which is expected to be held on or about June 4, 2013.

ADDITIONAL INFORMATION

Upon request to the Company at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario, M5J 2J2, the Company shall provide to any person or company one copy of: (i) the Company's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the financial statements of the Company for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and related MD&A and any interim financial statements of the Company issued subsequent to the most recent annual financial statements together with related MD&A; and (iii) the management proxy circular of the Company in respect of the most recent annual meeting of its Shareholders.

Financial information is provided in the Company’s financial statements and MD&A for its most recently completed financial year.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

The contents and sending of this Circular have been approved by the directors of the Company.

DATED as of this 14th day of May, 2012.

BY ORDER OF THE BOARD

(signed) "Peter Grosskopf"

President, Chief Executive Officer and Director